UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. Four)*

                           Nu-kote Holding, Inc.
                             (Name of Issuer)

                           Class A Common Stock
                      (Title of Class of Securities)

                                 669935108
                              (CUSIP Number)

                           Wilson P. Funkhouser
                         Levin & Funkhouser, Ltd.
                            55 W. Monroe St.
                               Ste. 2410
                     Chicago, Illinois 60603-5008
                  Tel. 312-701-6800, Fax 312/641-2640
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                            September 25, 1997
                  (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                               Schedule 13D

Cusip No.: 669935108

1)  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person:
          METRO HOLDING AG
          NONE

2)  Check the Appropriate Box if a Member of a Group
    (a) [ X ]
    (b) [   ]

3)  SEC Use Only:

4)  Source of Funds:               N/A

5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       SWITZERLAND

    Number of      (7)  Sole Voting Power:              4,600,000
    Shares
    Beneficially   (8)  Shared Voting Power:
    Owned by
    Each           (9)  Sole Dispositive Power:         4,600,000
    Reporting
    Person With   (10)  Shared Dispositive Power:

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
       4,600,000

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  21.12%

14) Type of Reporting Person:                CO


                             Schedule 13D

Cusip No.: 669935108

1)  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person:
          LIGAPART AG
          NONE

2)  Check the Appropriate Box if a Member of a Group
    (a) [ X ]
    (b) [   ]

3)  SEC Use Only:

4)  Source of Funds:               N/A

5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       SWITZERLAND

    Number of      (7)  Sole Voting Power:         4,600,000
    Shares
    Beneficially   (8)  Shared Voting Power:
    Owned by
    Each           (9)  Sole Dispositive Power:    4,600,000
    Reporting
    Person With   (10)  Shared Dispositive Power:

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
       4,600,000

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  21.12%

14) Type of Reporting Person:                CO

Item 1.     Security and Issuer

Title of the class of equity securities to which this statement relates:
     Nu-kote Holding, Inc. (herein "Nu-kote") Class A Common Stock

Name and address of the principal executive offices of the issuer:
     Nu-kote Holding, Inc.
     17950 Preston Road
     Suite 690
     Dallas, Texas 75252

Item 2.     Identity and Background

This statement on Schedule 13D is filed by:
1. Name:                   Metro Holding AG,
                           a corporation organized under the laws
                           of the canton of Zug, Switzerland
                           ("Metro Holding")
   Address:                Neuhofstrasse 4
                           CH-6304 BAAR/Zug, SWITZERLAND
   Principal Business:     Holding company for interests principally in
                           business entities engaged in (i)  retailing
                           and wholesaling in Europe, Asia and the
                           United States and (ii)  purchasing of consumer
                           goods for sale to and distribution by
                           affiliates and others.

2. Name:                   Ligapart AG
                           a corporation organized under the laws of the
                           canton of Zug, Switzerland ("Ligapart")
  Address                  Neuhofstrasse 4
                           CH-6304 BAAR/Zug, SWITZERLAND
  Principal Business:      Holding Company for corporations related to
                           retailing and wholesaling of consumer goods

Item 3:     Source and Amount of Funds or Other Consideration

        N/A

Item 4.     Purpose of Transaction.

     The reporting persons previously reported in Amendments Nos. 2 and 3 to their Schedule 13 D that Ligapart had designated Mr. Loo Hooi Keat ("Mr. Loo") for election to the Boards of Directors of Nu-kote Holding, Inc. and Nu-kote International, Inc. and Mr. David F. Brigante, Chairman of the Board of Nu-kote Holding, Inc., agreed to cause Mr. Loo to be elected to those Boards of Directors by action of the Board of Directors of Nu-kote Holding, Inc. following the Annual Meeting of Stockholders of Nu-kote Holding, Inc.
On September 25, 1997, following the Annual Meeting of Stockholders of Nu-kote Holding, Inc., Mr. Loo informed Mr. Benno Zehnder, a representative of Ligapart AG, that Mr. Loo declined to serve as a director of Nu-kote Holding, Inc. or Nu-kote International, Inc. Ligapart AG has no present plans or intentions to designate any person to serve as a director of Nu-kote Holding, Inc. or Nu-kote International, Inc.

Item 5.     Interest in Securities of the Issuer.

      No Change

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      No Change

Item 7.     Material to be Filed As Exhibits.

      None

Signatures

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

October 20, 1997                METRO HOLDING AG
                                By: /s/ Erwin Conradi
                                Erwin Conradi, Director

                                By: /s/ Hans-Dieter Cleven
                                Hans-Dieter Cleven, Director

October 20, 1997                LIGAPART AG
                                By: /s/ Erwin Conradi
                                Erwin Conradi, Director

                                By: /s/ Hans-Dieter Cleven
                                Hans-Dieter Cleven, Director